BY FACSIMILE AND EDGAR

Mr. Robert Littlepage Accountant Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 United States of America	July 7, 2009

Re:	Hutchison Telecommunications International Limited
Form 20-F for the Fiscal Year ended December 31, 2007
Filed May 9, 2008
File No. 1-32309

Dear Mr. Littlepage,

Hutchison Telecommunications International Limited (the “Company”) has received the letter from Mr. Larry Spirgel of the Division of Corporation Finance dated June 26, 2009, relating to our supplemental response letter dated May 7, 2009 and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007. The Company is considering the comments set out in Mr. Spirgel’s letter and is in the process of preparing a response. While the Company is working on its 2009 interim results reporting in July and early August, the Company requires more time to prepare a response and hereby requests for an extension of the response deadline until August 14, 2009.

Please feel free to contact Mr. Nicky Lee (Corporate Financial Controller) at +852 2128 3163 with any questions or comments you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

A Hutchison Whampoa company	(a company incorporated in the Cayman Islands with limited liability) Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong